Exhibit 1.01

National Oilwell Varco, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2017 to December 31, 2017

This Conflict Minerals Report of National Oilwell Varco, Inc. (the “Company”, “NOV”, “we”, “us” or “our”) for the calendar year ended December 31, 2017 is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on issuers whose manufactured products include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (the “Designated Minerals”), where such Designated Minerals are necessary to the functionality or production of such products. If any Designated Minerals necessary to functionality or production of such products originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Conflict Region”) and are not from recycled or scrap sources, the Rule imposes certain additional due diligence and reporting obligations.

Product Description

This Conflict Minerals Report covers all products manufactured by NOV or contracted to be manufactured for NOV. Those products include, but are not limited to, those listed in Attachment A to this Conflict Minerals Report.

Conflict Minerals Policy

NOV’s policy is to develop a “conflict-free” supply chain – one that does not use Designated Minerals sourced from mines or smelters that have directly or indirectly aided armed groups in the Conflict Region.

A copy of our policy can be found at: http://investors.nov.com/phoenix.zhtml?c=97690&p=irol-govconduct.

Reasonable Country of Origin Inquiry

Our conflict minerals compliance program was initiated by a review of our product portfolio. In 2013, our engineers reviewed the raw materials and/or purchased subcomponents used in our products to determine which items contained Designated Minerals that are necessary to a product’s functionality or production. Since the initial review in 2013, our engineers have similarly reviewed new raw materials and subcomponents as they are added to our purchasing systems.

NOV internally developed a computerized Conflict Minerals Management System (the “CMM System”) that provides a platform for conflict minerals compliance by all NOV business units impacted by conflict minerals. The CMM System compares the list of materials and subcomponents identified by our engineers as containing Designated Minerals against purchase order items received by NOV during the calendar year. The CMM System identifies suppliers that delivered items containing Designated Minerals. The identified suppliers are directed to complete an online Reasonable Country of Origin Inquiry (“RCOI”). The purpose of our CMM System is to determine which suppliers should complete an RCOI, and further to identify suppliers requiring additional Due Diligence (see “Due Diligence” below) based on the RCOI responses.

For the 2017 calendar year, we asked approximately 84 suppliers to complete an online RCOI through our CMM System. The survey response rate was 19%. Of the suppliers who responded, no supplier reported having sourced from the Conflict Region.

Due Diligence

Our due diligence process is designed in accordance with Annex I of the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). All steps taken by NOV in preparing this Conflict Minerals Report are in accordance with the OECD Framework.

Our due diligence activities generally included follow-up questions with the relevant suppliers or their sub-suppliers within the supply chain, a review of any mine or smelter certifications, a review of materials spec sheets, and similar activities designed to determine whether raw materials and/or purchased subcomponents used in our products contain Designated Minerals, the source of any Designated Minerals, and whether that source directly or indirectly aids armed groups in the Conflict Region.

This Conflict Minerals Report was not subjected to an independent private sector audit.

Attachment A

List of Products

The following products are more fully described in the company’s Form 10-K, which may be found publicly on our internet website at:

http://investors.nov.com/phoenix.zhtml?c=97690&p=irol-reportsannual

Artificial Lift Systems

Blenders

Blowout Preventers and other Pressure Control Equipment

Cranes

Coiled Tubing Equipment

Completion Tools

Derricks, Substructures and Masts

Downhole Fluids

Downhole Motors and other Downhole Tools

Drill Bits

Drill Pipe and Tubulars

Electric Rig Motors

Floating Production Systems

Hoisting Systems

Instrumentation

Land Rig Packages

Manifolds and Wellheads

Motion Compensation Systems

Mud Pumps and other Fluid Transfer Technologies

Offshore Drilling Equipment Packages

Pipe Handling Systems

Pipe Handling Tools

Power Generators and Lighting

Pressure Pumping Trucks and Pumps

Rig Instrumentation and Control Systems

Rotary Equipment

Sanders

Solids Control and Waste Management Systems

Stimulation Equipment

Surface Transfer Pumps

Top Drives and other Power Transmission Systems

Turret Mooring Systems

Wireline Units and Tools